EXHIBIT 3.1

SECOND AMENDMENT TO AGREEMENT OF LIMITED PARTNERSHIP OF
BEHRINGER HARVARD MID-TERM VALUE ENHANCEMENT FUND I LP

This SECOND AMENDMENT TO AGREEMENT OF LIMITED PARTNERSHIP of Behringer Harvard Mid-Term Value Enhancement Fund I LP (the “Partnership”) is entered into this 29th day of March, 2006 by and among Behringer Harvard Advisors I LP, a Texas limited partnership, and Robert M. Behringer (each a “General Partner”), and the various limited partners who are parties to that certain Agreement of Limited Partnership of Behringer Harvard Mid-Term Value Enhancement Fund I LP dated July 30, 2002, as amended, by virtue of their interest in the Partnership (capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Partnership Agreement, as defined below).

WHEREAS, each of the parties hereto are parties to that certain Agreement of Limited Partnership of Behringer Harvard Mid-Term Value Enhancement Fund I LP dated July 30, 2002, as amended by that certain First Amendment to Agreement of Limited Partnership dated June 2, 2003 (the “Partnership Agreement”); and

WHEREAS, the parties hereto wish to further amend the Partnership Agreement as described below;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Amendment to Preamble to Section 8.11. The preamble to Section 8.11 of the Partnership Agreement is hereby deleted in its entirety and replaced with the following:

“8.11    Repurchase of Units. The Partnership shall have the right, in the sole discretion of the General Partners, to use funds to purchase Units upon written request of a Limited Partner who has held such Units for at least one year, subject to the terms and conditions of this Section 8.11.”

2. Amendment to Section 8.11(a). Section 8.11(a) of the Partnership Agreement is hereby deleted in its entirety and replaced with the following:

“(a)       Partnership funds applied to repurchases shall not exceed the sum of (i) one percent (1%) of Cash Flow from the previous fiscal year plus (ii) the aggregate proceeds received from the Distribution Reinvestment Plan, subject to the General Partners’ discretion to increase such amount from time to time and provided that no such purchase shall be made if such purchase would impair the capital or operation of the Partnership.”

3. Effect. Except as set forth above, the Partnership Agreement shall remain in full force and effect.

4. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed part of the same document.

IN WITNESS WHEREOF, the undersigned hereby execute this Second Amendment to Agreement of Limited Partnership of Behringer Harvard Mid-Term Value Enhancement Fund I LP under seal as of the date and year first above written.

GENERAL PARTNERS:

ATTEST: By: /s/ Gary S. Bresky Name: Gary S. Bresky Title: Chief Financial Officer	BEHRINGER HARVARD ADVISORS I LP A Texas limited partnership By: Harvard Property Trust, LLC Its General Partner By: /s/ Robert M. Behringer Robert M. Behringer Chief Executive Officer
/s/ Robert M. Behringer Robert M. Behringer

LIMITED PARTNERS:
By: /s/ Robert M. Behringer Robert M. Behringer, as attorney-in-fact of Behringer Harvard Mid-Term Value Enhancement Fund I LP pursuant to Sections 19.1(a)(iv) and (vii) of the Partnership Agreement